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                                                                    EXHIBIT 10.7


                             EMPLOYMENT AGREEMENT

     THIS EMPLOYMENT AGREEMENT (this "Agreement") is made on June 18, 1997, to be effective as of April 17, 1997, between CENTURY SERVICES, INC., a Maryland corporation (the "Company"), and Joseph Yeh, an individual resident of the State of Maryland (the "Executive").

                                  BACKGROUND:

     The Executive desires to enter into employment with the Company and the Company desires to employ the Executive.

     In consideration of the employment of the Executive by the Company and the mutual agreements stated below, the parties agree as follows:

                              STATEMENT OF TERMS:

                                   SECTION 1
                              DUTIES OF EXECUTIVE

     1.1  ENGAGEMENT.  The Company employs the Executive, and the Executive
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accepts such employment with the Company, subject to the terms and conditions of this Agreement.

     1.2  DUTIES AND RESPONSIBILITIES OF EXECUTIVE.  The Executive will be
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employed as the Senior Vice President-Technology of the Company and will do and perform all services and acts necessary or advisable to fulfill the duties of Senior Vice President-Technology of the Company and will conduct and perform such services and activities as may be determined from time to time by the chief executive officer of the Company. The Executive will diligently follow and implement all management policies and decisions of the Company. The Executive agrees that he has a duty of loyalty to the Company and will not engage in, or otherwise be interested in, directly or indirectly, any other business or activity that would materially and adversely affect the Company's business or the Executive's ability to perform his duties under this Agreement.

     1.3  WORKING FACILITIES.  The Company, at its expense, will furnish the
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Executive with such office space, office equipment, secretarial help and such other facilities, equipment and services as the Company determines to be needed or beneficial for the performance by the Executive of the duties contemplated under this Agreement. It is anticipated that the Executive will provide services at and have available for use the Company's facilities at its headquarters location.
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                                   SECTION 2
                                 COMPENSATION


     2.1  CASH COMPENSATION.  For all services to be rendered by the Executive
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under this Agreement, Company will pay the Executive the following amounts, which payment will be subject to withholdings for local, state and federal taxes, social security, and other deductions required by law or the policies of the Company, from time to time in effect:

          (a) Base Salary.  The Company will pay the Executive an annual gross
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     salary (the "Base Salary") of $125,000.  The Base Salary will be payable on the Company's standard salary payment schedule for executive level employees. The Executive will receive an annual increase in his rate of Base Salary of ten percent (10%) effective on January 1 of each year beginning on or after January 1, 1998.

          (b) Bonus.  For each of fiscal year 1997, 1998, and 1999, if the
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     Executive remains an employee of the Company on the last day of such fiscal year, Executive will be eligible to receive a bonus of 100 percent of Base Salary if he achieves all performance criteria established by the Compensation Committee of the Company. Each bonus will be payable as soon as administratively feasible after the Company's audited financial statements for the applicable fiscal year become available. The performance criteria for fiscal year 1997 have been established as follows:
     (1) if the Company attains gross revenues of at least $9 million as shown in the Company's audited financial statements, the Executive will receive a bonus of fifty percent (50%) of Base Salary, and in addition, (2) if the Company attains net income before interest, taxes, and amortization (EBITA) of $200,000 as shown in the Company's audited financial statements, the Executive will receive an additional bonus of fifty percent (50%) of Base Salary. Such bonus for 1997 will be payable fifty percent (50%) in cash and fifty percent (50%) in shares of common stock, par value $.001, of the Company ("Common Stock"). The number of shares of Common Stock the Executive will receive pursuant to the bonus formula will be equal to (a) the dollar amount of the bonus payable in the form of shares of Common
     Stock divided by (b) the average trade price per share of Common Stock over the last ten trading days of the fiscal year for which the shares of Common Stock are granted. In the event the Executive does not achieve the performance criteria, or any part thereof, for the fiscal year, the Compensation Committee of the Company will have the authority and discretion to award the bonus or any part thereof. For fiscal years 1998 and 1999, the Compensation Committee of the Company will, no later than 90 days after the beginning of the fiscal year, set new performance criteria and establish the percentage of the bonus for such year to be paid in cash or shares of Common Stock and will promptly communicate the performance criteria and the payment percentages to the Executive, thereafter.

     2.2  BUSINESS EXPENSES.  The Executive will be entitled to be reimbursed
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for all reasonable and necessary expenses incurred by him in connection with the performance of his duties of employment under this Agreement in accordance with the policies of the Company. The Executive will, as a condition of any such reimbursement, submit verification of the nature and amount of such expenses in accordance with the reimbursement policies from time to time adopted by the Company.

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